1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

June 29, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 592 and 593

Dear Ms. Cole:

This letter responds to your comments with respect to the filing of post-effective amendments (“PEA”) to the Trust’s registration statement, filed on October 5, 2011, to add iShares 2018 S&P AMT-Free Municipal Series Fund and iShares 2019 S&P AMT-Free Municipal Series (each the “Fund” and collectively the “Funds”), as series of the Trust pursuant to Rule 485(a) under the Securities Act of 1933.

The comments were provided in a telephone conversation on November 22, 2011. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment No. 1: Please consider moving the following sentence -“The Fund does not seek to return any predetermined amount at maturity”- to the investment strategy section.

Response: The Trust respectfully submits that this sentence is an important modifier to the investment objective section and furthermore, this language is consistent with the current disclosure in the Trust’s existing municipal series funds.

Comment No. 2: Based on the description of the Underlying Index, the Staff is concerned that investing 80% in the Underlying Index might not result in 80% AMT-Free Investments for the purposes of the names rule. The language in the Prospectus for each Fund currently reads: “The

Underlying Index includes municipal bonds “primarily” from issuers that are state or local governments or agencies … such that the interest on the bonds is exempt from U.S. federal income taxes and the federal alternative minimum tax (“AMT”). Please consider tightening the 80% test.

Response: The Trust respectfully submits that the word “primarily” is included because in the last few months of the Funds’ operations, as the municipal bonds held by the Funds mature, the proceeds will not be reinvested in municipal bonds, but rather will be held in cash and cash equivalents. The Trust further confirms that with the exception of the last few months of the Funds’ operations, the Funds will hold at least 80% in AMT-Free municipal bonds.

Comment No. 3: Please provide the actual date that each portfolio manager began managing the Funds, instead of “since inception.”

Response: The Trust respectfully submits that the use of the phrase “since inception” adequately discloses the date the portfolio management team started managing portfolio assets because this is each Fund’s inaugural year. Each Fund will update the information in its annual update to its registration statement.

Comment No. 4: Please disclose whether the Underlying Index for each Fund is currently concentrated in any industry.

Response: The Trust respectfully submits that each Fund does not currently concentrate in any one industry. To the extent this changes in the future, the Trust will update the relevant disclosure for each Fund.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer

Andrew Josef

Kyle Wirth